Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary Name	State or Jurisdiction of Incorporation	D/B/A
Dollar Tree Stores, Inc.	Virginia	Dollar Tree
Dollar Tree Management, LLC	Virginia	N/A
Greenbrier International, Inc.	Delaware	N/A
Dollar Tree Distribution, Inc.	Virginia	N/A
Dollar Tree Insurance, Inc.	South Carolina	N/A
Dollar Tree Stores Canada, Inc. (1)	British Columbia	Dollar Tree Canada
(1) The registrant indirectly holds an interest in this foreign entity.
Certain other subsidiaries are not included because, when considered in the aggregate as a single subsidiary, they do not constitute a significant subsidiary as of January 31, 2026.